April 27, 2005

Via Facsimile (937) 222-6554 and U.S. Mail

Beverly Shillito
Sebaly Shillito & Dyer
1900 Kettering Tower
Dayton, Ohio 45423


Re:	Noland Company
Schedule TO-T filed April 19, 2005
Schedule TO-T/A filed April 22, 2005
By Primus Inc. and Winvest Inc.
      File No. 5-10806

Dear Ms. Shillito:

      We have reviewed the above-referenced filings and have the following comments.
Will there be a subsequent offering period? Page 6

1. Disclose how you will inform security holders if you elect to include a subsequent offering period.
5. 	Certain Information Concerning Noland Company, page 17
	Certain Noland Company Projections, page 18
2. As discussed in our earlier phone conversation, the safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the safe harbor provisions of the Act in this press release is inappropriate. Please revise to delete the reference and to confirm that you will avoid future references to the PSLRA in any additional tender offer materials. This comment also applies to exhibit (a)(5)(ii) to your Schedule TO-T/A filed on April 22, 2005.

3. Please disclose all the assumptions to which you refer in the first paragraph on page 19.
4. We refer to the second sentence of the second paragraph on page
19.  Investors are entitled to rely upon disclosure that appears in
your document.    While you may include appropriate language about
the limits on the reliability of the information, the bidders may not
disclaim responsibility for its accuracy.  Please revise.
5. Disclose, if true, the extent to which members of Noland management will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared
on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable.
See Item 1011(b) of Regulation M-A.
6. 	United States Federal Income Tax Considerations, page 19
6. Please eliminate the statement in the first paragraph that the discussion is a "summary" and your statement on page 20 that your "discussion is for general information only and is not tax advice."
We believe these statements might suggest that holders may not rely
on the description of material tax consequences included in the offering document.
10.	Source and Amount of Funds, page 22
7. We note your statement that if "funds under the Facility are not
available, Winvest must find other means to finance the Offer and the
Merger." Disclose your alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.  See Item 1007(b) of Regulation M-A.
11. 	Purpose and Structure of the Offer, page 25
Explanatory Note Regarding the Summary of the Merger Agreement:
Representations in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures, page 26

8. Investors are entitled to rely upon disclosures in your
publicly
filed documents. Please revise your subheading accordingly. In addition, please expand your disclosure to provide an adequate basis for your statement in the second sentence that the information in the
merger agreement should not be relied upon as disclosure.
9. We note your statement "Noland Company`s public disclosures are those disclosures that Noland Company sets forth in its public reports filed or furnished with the SEC. The Merger Agreement is not intended to change or supplement the disclosures in Nolan
Company`s
public reports filed or furnished with the SEC." The Merger Agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.
13.	 Conditions of the offer, page 39

10. We note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as "an ongoing right which may be asserted at any time from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
11. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

April 27, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE